[Energy Transfer Corp LP Letterhead]

May 24, 2016

VIA EMAIL AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Corp LP
Registration Statement on Form S-4
File No. 333-208187
Request for Acceleration

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Energy Transfer Corp LP (the “Partnership”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2015 (File No. 333-208187), as amended on January 12, 2016, March 7, 2016, March 23, 2016, April 18, 2016, May 4, 2016 (two amendments), May 16, 2016 and May 24, 2016 (the “Registration Statement”), be made effective at 10:00 a.m., New York City time, on May 25, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Partnership hereby acknowledges the following:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing request, please do not hesitate to contact Alison Z. Preiss of Wachtell, Lipton, Rosen & Katz at (212) 403-1107 or by email at AZPreiss@wlrk.com. In addition, please notify Ms. Preiss when this request for acceleration has been granted.

Sincerely,

/s/ Kelcy L. Warren
Kelcy L. Warren
The Sole Member of KLW LLC, the Sole Member of Energy Transfer Corp GP, LLC, the General Partner of Energy Transfer Corp LP

cc:	Alison Z. Preiss, Partner, Wachtell, Lipton, Rosen & Katz